MEMORANDUM

TO:	James Munsell, Esq. Sidley Austin LLP

FROM:	Eric A. Mazie J. Weston Peterson Katie N. Reese Richards, Layton & Finger, P.A.

CC:	Sonia Barros United States Securities and Exchange Commission

DATE:	December 30, 2014

RE:	Negative Consent Provisions in Governing Instruments of Delaware Statutory Trusts

On December 16, 2014, you provided Sonia Barros of the United Securities and Exchange Commission with a memorandum (the “Sidley Memo”) with respect to four Delaware statutory trusts: PowerShares DB Commodity Index Tracking Fund, PowerShares DB G10 Currency Harvest Fund, PowerShares DB Multi-Sector Commodity Trust and PowerShares DB US Dollar Index Trust (each a “Trust,” and collectively, the “Trusts”). The Sidley Memo provides a factual background with respect to the Trusts and provided a discussion of the Delaware law applicable to a negative consent provision in the governing instrument of a Delaware statutory trust (see Sections 11.3 of the governing instruments of each Trust). You have asked us to provide you with this memorandum further discussing Delaware law applicable to negative consents as a general matter.1

[1]	We are admitted to practice law in the State of Delaware and we do not hold ourselves out as being experts on the law of any other jurisdiction. The analysis provided herein is limited to the laws of the State of Delaware currently in effect. We express no opinion with respect to (i) federal laws, including without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Trust Indenture Act of 1939, as amended, and the Investment Company Act of 1940, as amended or (ii) state tax, insurance, securities or blue sky laws.

DISCUSSION

1. Delaware Statutory Provisions

Unlike the Delaware General Corporation Law applicable to Delaware corporations, the Delaware Statutory Trust Act, 12 Del. C. § 3801, et seq. (the “Delaware Statutory Trust Act”), does not provide beneficial owners of a statutory trust the fundamental right to vote, by meeting or otherwise, on the election of trustees or on any other matter that cannot be eliminated in the governing instrument of the statutory trust.2 The Delaware Code provides explicit authorization for elimination of most rights of beneficial owners in a governing instrument. As a matter of general trust law, the Delaware Legislature has provided in 12 Del. C. Section 3303(a) that notwithstanding any other provision of the Delaware Code or other law, the terms of a governing instrument may expand, restrict, eliminate, or otherwise vary the rights and interests of beneficiaries. See also McNeil v. McNeil, 798 A.2d 503, 512 (Del. 2002) (citing 12 Del. C. § 3303, recognizing that rights of a beneficiary and duties of a trustee can be modified in a governing instrument except to the extent it seeks to exclude liability for a trustee’s willful misconduct). Section 3303(a) has corresponding provisions in the Delaware Statutory Trust Act. Specifically, Section 3806(b) of the Delaware Statutory Trust Act provides that a governing instrument “may contain any provision relating to . . . the rights, duties and obligations of the . . . beneficial owners which is not contrary to any provision of this chapter.” In addition, Section 3806(b)(4) of the Delaware Statutory Trust Act, states that the governing instrument “may grant to (or withhold from) all or certain . . . beneficial owners, or a specified class, group or series of . . ..

[2]

Part of the explanation for the Delaware Statutory Trust Act’s default rule of no beneficial owner voting rights on most matters is that Delaware statutory trusts evolved from traditional common law trusts where, particularly in gift scenarios, trustees generally control all aspects of trust property to the exclusion of beneficiaries.

beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis.” Finally, Section 3806(b)(5) of the Delaware Statutory Trust Act states that the governing instrument “may, if and to the extent that voting rights are granted under the governing instrument, set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote.”3

In addition to the foregoing statutory provisions, the Delaware Legislature has expressly emphasized freedom of contract principles in connection with Delaware statutory trusts. Specifically, Section 3825(b) of the Delaware Statutory Trust Act states: “[i]t is the policy of this chapter to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments.”4 The Delaware Supreme Court has recognized the policy of freedom of contract underlying the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (the “LLC Act”) and the Delaware Revised Uniform Limited Partnership Act (6 Del. C. § 17-101, et seq.) (the “LP Act”), which have provisions that are essentially identical to Section 3825(b) of the Delaware Statutory Trust Act. See Elf Atochem N. Am., Inc. v. Jaffari, 727 A.2d

[3]	Note that a governing instrument containing provisions with respect to the manner a vote may be exercised or any other matter related thereto would override default provisions of the Delaware Statutory Trust Act such as Section 3806(f) which contains permissive, as opposed to mandatory, provisions as indicated by the use of the word “may” and the proviso “unless otherwise provided in the governing instrument”. See also for example by analogy, R&R Capital, LLC v. Buck & Doe Run Valley Farms, LLC, 2008 Del. Ch. LEXIS 115 (Del. Ch. Aug. 19, 2008) relating to the difference between mandatory and permissive language in the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) and the ability to override permissive statutory language in the governing instrument.
[4]

See also Cargill, Inc. v. JWH Special Circumstance LLC, 959 A.2d 1096, 1112 (Del. Ch. 2008) (noting the Delaware Statutory Trust Act’s emphasis on freedom of contract). See also Nakahara v. NS 1991 Am. Trust, 739 A.2d 770, 782 (Del. Ch. 2008) (noting that the Delaware Statutory Trust Act “reveals a clear intent on the part of the General Assembly to grant business trusts broad freedom in establishing their internal governance mechanisms”).

286, 291-92 (Del. 1999).5 The Delaware Supreme Court noted that “only where the agreement is inconsistent with mandatory statutory provisions will the [parties’] agreement be invalidated.” Elf Atochem N. Am., Inc., 727 A.2d at 292. Since the Delaware Statutory Trust Act and other applicable Delaware trust law generally defers to the parties the task of arranging their internal relationships and governance and does not use mandatory language in articulating the rights of beneficial owners, and since the Delaware Statutory Trust Act has expressly provided for the right to modify and eliminate rights of the contracting parties, a negative consent provision such as the one here should not be considered inconsistent with any provision of the Delaware Statutory Trust Act.

Although negative consent provisions are consistent in theory with both the language and the policy of the Delaware Statutory Trust Act, a provision in a governing instrument deeming that the beneficial owners have consented to a matter if such beneficial owners fail to act could in some cases implicate public policy concerns. A negative consent provision requires the beneficial owners to actively object in writing within a specified time frame to a proposed matter, or such beneficial owners will be deemed to have consented to the proposed matter. However, since the Delaware Statutory Trust Act does not require that beneficial owners have voting rights with respect to amending the governing instrument, there should be no public policy concern when the governing instrument grants the beneficial owners a veto right such as that contained in the negative consent provision here. A negative consent provision merely provides the beneficial owners with a veto right in connection with a matter on which the beneficial owners are not statutorily required to vote in the first place.

[5]	Section 18-1101(b) of the LLC Act, like Section 17-1101(c) of the LP Act, states that “[i]t is the policy of this chapter to give maximum effect to the principle of freedom of contract and to the enforceability of limited liability company agreements.”

2. Delaware Case Law

While there is no Delaware case determining the validity of actions taken pursuant to a negative consent provision, in In re Nantucket Island Associates Limited Partnership Unitholders Litigation, 810 A.2d 351 (Del. Ch. 2002), the Court of Chancery, in dicta, acknowledged the existence of a similar provision and did not question its validity. The limited partnership agreement at issue in Nantucket contained a provision allowing certain amendments to the limited partnership agreement subject to the approval of limited partners owning more than fifty percent of the units. Without quoting the relevant language of the limited partnership agreement, the court acknowledged that, under the terms of the limited partnership agreement, “a limited partner can be deemed to approve an amendment if she fails to dissent affirmatively to an amendment proposed by the General Partner.” Nantucket, 810 A.2d at 366. Although the Court found that the general partner in Nantucket violated the limited partnership agreement by amending the limited partnership agreement without seeking the consent of the limited partners to such amendment, the Court noted that “[b]y only requiring the consent of a majority of the limited partners, the General Partner had less of a hurdle to overcome, especially because consent could be generated negatively, by counting as consenting any unitholders who did not affirmatively express their objection to the proposed amendment.” Nantucket, 810 A.2d at 367-68 (emphasis added).

While Nantucket involved the interpretation of a limited partnership agreement governed by the LP Act and did not involve a statutory trust, there are relevant similarities between the LP Act and the Delaware Statutory Trust Act such that Nantucket should be relevant for discussing the Delaware Statutory Trust Act.6 For example, similar to the Delaware Statutory Trust Act, Section 17-302(a) of the LP Act provides that “[a] partnership agreement may provide for the taking of an action, including the amendment of the partnership agreement, without the vote or approval of any limited partner or class or group of limited partners . . . .” In addition, as noted above, the Delaware Statutory Trust Act mirrors the language found in the LP Act articulating the policy of the chapter “to give maximum effect to the principle of freedom of contract and to the enforceability of [governing instruments].” 6 Del. C. § 17-1101(c).

CONCLUSION

The Delaware Statutory Trust Act does not mandate that beneficial owners have a right to affirmatively vote or consent to an amendment to the governing instrument or with respect to the matters implemented by such amendment. A negative consent provision is not contrary to any provision or requirement of the Delaware Statutory Trust Act. Established principles of the Delaware Statutory Trust Act are freedom of contract and the enforceability of the governing instrument. Although there is no Delaware case specifically on point and therefore the issue is not free from doubt, we believe a Delaware court would so hold if the matter was properly presented and the court rendered its decision based on existing legal precedents, including those discussed herein.

We note that our conclusions are subject to the effect upon the governing instruments of a Delaware statutory trust of (i) bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation, fraudulent transfer and other similar laws relating to or affecting the rights and remedies of creditors generally, (ii) principles of equity (regardless of whether considered and

[6]

When dealing with an alternative entity such as a statutory trust, the Delaware courts have analogized to other forms of alternative entities. See, e.g., Cargill, Inc., 959 A.2d at 1110-11 (Del. Ch. 2008) (applying the USA Cafes line of cases, which dealt with fiduciary concepts in limited partnerships, to a statutory trust).

applied in a proceeding in equity or at law), including equitable principles relating to fiduciary duties, and (iii) the implied covenant of good faith and fair dealing. We note also that the Delaware Court of Chancery has pervasive equity powers and the adequacy of the disclosure provided to beneficial owners and other equitable factors may influence a court’s willingness to enforce a negative consent provision in a given situation.